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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Friendly Ice Cream Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

358497105

(CUSIP Number)

Jim Black
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G/A (Amendment No. 3)
CUSIP No. 358497105

1.	Name of Reporting Person: Kevin Douglas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 544,951 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 840,700 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 840,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.6% (3)

12.	Type of Reporting Person: IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 358,146 shares both directly and jointly. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 186,805 shares.

(2)	Kevin Douglas has dispositive power with respect to 73,445 shares held by James E. Douglas, III and 222,304 shares held by the Douglas Family Trust.

(3)	Based on 7,898,591 shares of the Issuer’s Common Stock outstanding as of October 31, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended October 2, 2005.

Schedule 13G/A (Amendment No. 3)
CUSIP No. 358497105

1.	Name of Reporting Person: Michelle Douglas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 544,951 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 544,951 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 544,951

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.9% (2)

12.	Type of Reporting Person: IN

(1)	Michelle Douglas and her husband, Kevin Douglas, hold 358,146 shares both directly and jointly. In addition, Michelle Douglas and Kevin Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 186,805 shares.

(2)	Based on 7,898,591 shares of the Issuer’s Common Stock outstanding as of October 31, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended October 2, 2005.

Schedule 13G/A (Amendment No. 3)
CUSIP No. 358497105

1.	Name of Reporting Person: James E. Douglas, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 73,445

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 73,445 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,445

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.0% (2)

12.	Type of Reporting Person: IN

(1)	Kevin Douglas has dispositive power with respect to 73,445 shares held by James E. Douglas, III.

(2)	Based on 7,898,591 shares of the Issuer’s Common Stock outstanding as of October 31, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended October 2, 2005.

\

Schedule 13G/A (Amendment No. 3)
CUSIP No. 358497105

1.	Name of Reporting Person: Douglas Family Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 222,304

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 222,304 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 222,304

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.8% (3)

12.	Type of Reporting Person: OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Kevin Douglas has dispositive power with respect to 222,304 shares held by the Douglas Family Trust.

(3)	Based on 7,898,591 shares of the Issuer’s Common Stock outstanding as of October 31, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended October 2, 2005.

Schedule 13G/A (Amendment No. 3)
CUSIP No. 358497105

1.	Name of Reporting Person: James Douglas and Jean Douglas Irrevocable Descendants' Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 186,805

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 186,805

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 186,805

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.4% (2)

12.	Type of Reporting Person: OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(3)	Based on 7,898,591 shares of the Issuer’s Common Stock outstanding as of October 31, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended October 2, 2005.

Item 1.
(a)	Name of Issuer: Friendly Ice Cream Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1855 Boston Road Wilbraham, Massachusetts 01095
Item 2.
(1)(a)	NAME OF PERSONS FILING: Kevin Douglas James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 358497105

(2)(a)	NAME OF PERSONS FILING: Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 358497105
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4. Ownership
          Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which Rows and footnotes are incorporated by reference herein.
          As of the date set forth on the cover of this Schedule 13G/A, the Reporting Persons held directly the following number of shares of Friendly Ice Cream Corporation’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Michelle and Kevin Douglas (1)	358,146

James E. Douglas, III (2)	73,445

Douglas Family Trust (3)	222,304

James Douglas and Jean Douglas Irrevocable Descendants’Trust (4)	186,805

Total	840,700

(1)	Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 358,146 shares he holds directly and jointly with his wife, Michelle Douglas; (ii) shared dispositive power with respect to all 73,445 shares held directly by James E. Douglas, III and all 222,304 shares held directly by the Douglas Family Trust pursuant to written authorizations; and (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 186,805 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust.

(2)	James E. Douglas, III has sole voting power with respect to all 73,445 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares.

(3)	The Douglas Family Trust has sole voting power with respect to all 222,304 shares it holds directly and has shared dispositive power with Kevin Douglas with respect to all of such shares.

(4)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust has sole voting and sole dispositive power with respect to all 186,805 shares it holds directly.
          Each of the Reporting Persons may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.
          As set forth on the cover pages of this Schedule 13G/A (and the footnotes therein), the beneficial ownership of Kevin Douglas and the other reporting persons hereunder (considered as a “group”) equaled 10.6% of the Issuer’s outstanding shares on October 31, 2005.

Item 5.	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          Not applicable.

Item 8.	Identification and Classification of Members of the Group
          See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group
          Not applicable.

Item 10.	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

Kevin Douglas

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

Michelle Douglas

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	James E. Douglas, Jr.
	Title:	Trustee

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	Kevin Douglas
	Title:	Trustee

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	Michelle Douglas
	Title:	Trustee

EXHIBIT A
JOINT FILING AGREEMENT
          This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Friendly Ice Cream Corporation’s Common Stock is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

Kevin Douglas

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

Michelle Douglas

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	James E. Douglas, Jr.
	Title:	Trustee

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	Kevin Douglas
	Title:	Trustee

Date: November 17, 2005	By Tim McGaw, as Attorney-in-Fact

	Name:	Michelle Douglas
	Title:	Trustee

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